Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Relating to Preliminary Prospectus Dated October 8, 2010

File No. 333-168721

October 22, 2010

This free writing prospectus relates only to the shares of common stock described below and should be read together with the preliminary prospectus dated October 8, 2010 relating to this offering (the “Preliminary Prospectus”), included in Amendment No. 3 to the Registration Statement on Form S-1 (File No. 333-168721) relating to these securities. The Preliminary Prospectus has been updated by Post-Effective Amendment No.  1 to the Registration Statement, which can be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1338042/000119312510234179/dposam.htm .

The following information supplements and updates the information in the Preliminary Prospectus, and primarily relates to a decrease in the offering price, an increase in the number of shares offered by us in the offering and a reduction in the estimated net proceeds and an indication of interest by certain of our existing principal stockholders and their affiliated entities and our chief executive officer in purchasing common stock in this offering.

Common stock offered by us:	5,000,000 shares

Common stock to be outstanding after this offering:	16,853,236 shares (assumes a closing date of the offering of October 27, 2010)

Over-allotment option:	750,000 shares

Initial public offering price:	$9.50 per share

Net Proceeds:	Approximately $42.2 million, or approximately $48.8 million if the underwriters exercise their over-allotment option in full, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Use of Proceeds:

We estimate that we will use approximately $3.0 million of the net proceeds we receive in this offering to repay debt, including accrued interest, outstanding under our loan and security agreement with Hercules Technology Growth Capital, Inc.

We estimate that we will use the remaining proceeds of this offering as follows:

•     Approximately $35.0 million to fund our ongoing pivotal Phase III clinical trial of lomitapide for the treatment of patients with HoFH and related development work, submission of applications for marketing approval and commercial launch of lomitapide for this indication;

•     Approximately $4.0 million to advance the clinical development of lomitapide for the treatment of patients with FC; and

•     Any remainder to fund working capital, capital expenditures and other general corporate purposes.

We have no current understandings, commitments or agreements with respect to any material acquisition of or investment in any technologies, products or companies.

Future capital requirements:

Based on our current operating plan, we anticipate that the net proceeds of this offering, together with our existing resources, will be sufficient to enable us to maintain our currently planned operations, including our continued product development, at least through the next 24 months. We believe that these available funds will allow us to complete our ongoing pivotal Phase III clinical trial of, seek marketing approval for and commercially launch lomitapide for the treatment of patients with HoFH. In addition, we believe that these available funds will allow us to initiate a Phase II/III clinical trial of lomitapide for the treatment of patients with FC. However, we may require additional funds in order to complete our planned clinical trial of lomitapide for the treatment of patients with FC or to conduct additional clinical trials or seek marketing approval of lomitapide. We may seek these funds through a combination of private and public equity offerings, debt financings and collaborations and strategic and licensing arrangements. Additional financing may not be available when we need it or may not be available on terms that are favorable to us. If adequate funds are not available to us on a timely basis, or at all, we may be required to terminate or delay clinical trials or other development activities for lomitapide for one or more indications for which we are developing lomitapide, in particular any clinical trial we initiate for the treatment of patients with FC, or delay our establishment of sales and marketing capabilities or other activities that may be necessary to commercialize lomitapide, if we obtain marketing approval.

Pro forma as adjusted balance sheet data:	Based on the initial public offering price of $9.50 per share, as of June 30, 2010, on a pro forma as adjusted basis, cash and cash equivalents would have been approximately $43,392,000 and total stockholders equity would have been approximately $42,714,000.

Pro forma as adjusted capitalization data:	Based on the initial public offering price of $9.50 per share, as of June 30, 2010, on a pro forma as adjusted basis, additional paid-in capital would have been approximately $122,947,000, total stockholders equity would have been approximately $42,714,000 and total capitalization would have been approximately $42,714,000.

Dilution:	After giving effect to the sale by us of 5,000,000 shares of common stock in this offering at the initial public offering price of $9.50 per share, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of June 30, 2010 would have been approximately $42.7 million, or approximately $2.53 per share of common stock. This represents an immediate increase in pro forma net tangible book value of $2.48 per share to our existing stockholders and an immediate dilution in pro forma net tangible book value of approximately $6.97 per share to new investors purchasing shares of common stock in this offering.

Potential purchases by principal stockholders:

Certain of our existing principal stockholders, Advent Healthcare and Life Sciences III Limited Partnership, Alta BioPharma HLS III Limited Partnership, Index Ventures III (Jersey), L.P. and MVM International Life Sciences Fund No. 1 L.P., and their affiliated entities, and our chief executive officer, have indicated an interest in purchasing an aggregate of up to approximately $15.0 million in shares of common stock in this offering at the initial public offering price. Assuming an initial public offering price of $9.50 per share, these stockholders would purchase an aggregate of up to 1,578,947 of the 5,000,000 shares in this offering. Because indications of interest are not binding agreements or commitments to purchase, these stockholders may elect not to purchase any shares in this offering.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll free 1-800-808-7525 or 1-800-542-0970.

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